Exhibit 99.6

STRICTLY PRIVATE AND CONFIDENTIAL

Execution version

To:	Superior Technologies Mergersub Limited (the “Borrower”)

11 December 2023

Dear Sirs,

Project Superior – Commitment Letter

You have advised us that you, a company incorporated in the British Virgin Islands, is proposing to acquire all the outstanding ordinary shares of Hollysys Automation Technologies Ltd. (the “Acquisition”).

We, Industrial Bank Co., Ltd. (a joint stock company incorporated in the People’s Republic of China with limited liability) Hong Kong Branch, are pleased to set out the terms and conditions on which we irrevocably commit to provide a term facility of up to US$1,055,000,000 (the “Facility”, together with the Acquisition herein referred to as the “Transaction”) in connection with the Acquisition.

This letter is to be read together with the term sheet attached hereto as Appendix A (the “Term Sheet”, together with this letter, this “Commitment Letter”). Each capitalised term defined in the Term Sheet, unless otherwise defined in this Commitment Letter, has the same meaning when used in this Commitment Letter.

1	COMMITMENT

We hereby irrevocably commit to provide, 100% of the Facility subject only to the terms and conditions set out in paragraph 4 (Funding Conditions) of this Commitment Letter (the “Commitment”).

2	GRANT OF MANDATE

2.1	Unless and until this Commitment Letter terminates in accordance with the terms of this Commitment Letter, you shall ensure that none of you, any of your shareholders, any member of the Group, or any affiliate of any of the foregoing appoints, or awards any title to, any person (other than us and our affiliates) in connection with providing the Facility or any other financing to fund the Acquisition (or any part thereof) without our prior written consent. Except as otherwise provided in this Commitment Letter, no fees or compensation in connection with the Facility or any other financing to fund the Acquisition shall be payable to anyone without our prior written consent.

3	INFORMATION

3.1	You hereby represent and warrant that:

(a)	(insofar as it relates to any member of the Target Group, to your knowledge having made due and careful enquiry) all written (including emails) factual information (other than Projections, budgets, estimates, forward looking statements and information of a general economic or general industry nature concerning you or the Target or your or its respective subsidiaries) that has been or will be made available to us by or on behalf of you or any of your shareholders in connection with the transactions contemplated hereby (the “Information”), when taken as a whole, is true and accurate in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time up to and including the time when such representation or warranty is made or repeated); and

any projections and forecasts that have been or will be made available to any of us by or on behalf of you or any of your shareholders (the “Projections”), have been or will be prepared in good faith on the basis of recent historical information and based upon assumptions believed by you in good faith to be reasonable at the time such Projections are furnished (it being recognised by us that such Projections are not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond your control, that no assurance can be given that any particular financial projections will be realised, that actual results may differ from projected results and that such differences may be material).

3.2	The representations and warranties set out in paragraph 3.1 are deemed to be made by you (a) on the date of this Commitment Letter and (b) (to the extent that they relate to any Information provided on or after the date of this Commitment Letter) on each date on which such Information is provided, in each case, until the date on which the Facility Agreement is signed.

3.3	You shall promptly notify us in writing at any time prior to the Acquisition Closing after becoming aware that any representation and warranty set out in paragraph 3.1 above is incorrect or misleading and agree to use commercially reasonable efforts to supplement the Information promptly from time to time to ensure that each such representation and warranty, as supplemented, is correct in any material respect and is not misleading when made.

4	FUNDING CONDITIONS

Our agreement to provide (and, where applicable, to perform other specified roles with respect to) the Facility is subject only to satisfaction of the following conditions:

(a)	execution of a facility agreement (that is mutually acceptable to you and us, reflecting the terms and conditions as set out in the Term Sheet) by all parties thereto (the “Facility Agreement”) in accordance with paragraph 6 (Execution of Finance Documents) of this Commitment Letter;

(b)	satisfaction (or waiver by us) of all of the conditions precedent set out in the Facility Agreement; and

(c)	subject to paragraph 5.3, it not being unlawful after the date of this Commitment Letter in an applicable jurisdiction for us to fund and make available the Facility and to perform our obligations under this Commitment Letter and the Facility Agreement.

5	CERTAIN FUNDS

5.1	The Commitment in respect of the Facility is made on a certain funds basis, which will be set out in the Facility Agreement, during the Certain Funds Period. Accordingly, and notwithstanding anything to the contrary in this Commitment Letter, during the Certain Funds Period, the only conditions precedent to the availability and funding of the Facility are as expressly set out in paragraph 4 (Funding Conditions) of this Commitment Letter.

5.2	We confirm that:

(a)	the Commitment hereunder has been approved by our credit committees and all of our other relevant internal bodies required to provide the Commitment hereunder;

(b)	we have completed and are satisfied with the results of all client identification procedures that we are required to carry out in connection with making the Facility available in connection with the Acquisition in compliance with all applicable laws, regulations and internal requirements (including but not limited to all applicable money laundering rules and all “know your customer” requirements); and

(c)	we have no further due diligence requirements in respect of the Facility and, for the avoidance of doubt, do not require any additional reports or due diligence investigations to be carried out and that the Commitment, and the entry into of the Facility Agreement by us, is not conditional upon any such further report or investigation.

5.3	On or before the Acquisition Closing, if it becomes unlawful in any applicable jurisdiction for us to perform any of our obligations as contemplated by this Commitment Letter or to fund the Facility, we shall:

(a)	promptly notify you upon becoming aware of the event; and

(b)	in consultation with you, take all reasonable steps to mitigate any circumstances which arise and which would result in our obligations under this Commitment Letter or the Commitment to fund the Facility not being available, including (but not limited to) transferring our rights and obligations under this Commitment Letter to one or more of our affiliates, provided that:

(i)	you shall promptly indemnify us for all costs and expenses reasonably and properly incurred by us as a result of steps taken by us pursuant to this paragraph (b); and

(ii)	we are not obliged to take any such steps if, in our opinion (acting reasonably), doing so might be materially prejudicial to us.

6	EXECUTION OF FINANCE DOCUMENTS

6.1	Each of the parties hereto undertakes to negotiate in good faith, to use all reasonable commercial efforts and to allocate sufficient resources and personnel for the purposes of such negotiations, to agree the terms of, and upon such agreement to enter into, the Facility Agreement and the other Finance Documents (required to be entered into as a condition precedent to the initial funding of the Facility in the Facility Agreement) in all relevant capacities, as soon as reasonably practicable following the issuance of this Commitment Letter by us to the Borrower and in any event by or on the date falling one month after the date of this Commitment Letter (the “Target Signing Date”), and, without prejudice to the foregoing, agrees as follows:

(a)	firstly, where a term is covered by the terms of this Commitment Letter, such term will be included, mutatis mutandis, in the relevant Finance Documents;

(b)	secondly, where a term is not covered by the terms of this Commitment Letter, such term will adopt the drafting as that set out in the Asia Pacific Loan Market Association recommended form of syndicated facility agreement (the “APLMA Form”) having regard to the business of the Target Group and any deal-specific issues relating to the Transaction);

(c)	thirdly, where the APLMA Form does not provide any relevant drafting and/or the parties hereto fail to reach agreement on any relevant language by the date falling one Business Day before the Target Signing Date (or such later date notified by you to us on at least one Business Day’s prior notice), the relevant language shall be such language as reasonably requested by us; and

(d)	fourthly, from and including the date on which the form of the Facility Agreement has been determined in accordance with paragraphs (a) to (c) above (the “Agreed Forms”), we irrevocably and unconditionally undertake to enter into the Agreed Forms upon three Business Days’ prior notice by you of the intended signing date (or such later date notified by to us on at least three Business Days’ prior notice).

6.2	If reasonably requested by you, we shall confirm to you in writing (including by way of email) the status of the conditions precedent to the initial funding of the Facility at the relevant time.

6.3	Our undertaking under paragraph 6.1 above shall expire on the termination or expiry of this Commitment Letter.

7	UNDERTAKING TO PAY

7.1	You undertake to pay (or to procure payment) to each of the Indemnified Persons as soon as reasonably practicable, and in any event within 10 Business Days following demand, an amount equal to any liability, damages, cost, loss or expense (each, a “Loss”) (including legal fees) incurred by us or any of our affiliates or any of our (or our respective affiliates’) directors, officers, employees or agents (each, an “Indemnified Person”) arising out of, in connection with or based on any action, claim, suit, investigation or proceeding (in each case, whether or not any Indemnified Person is party and including any action, claim, investigation or proceeding to preserve or enforce rights) commenced, pending or threatened in relation to:

(a)	the Acquisition or other transactions contemplated by this Commitment Letter or any Finance Documents;

(b)	the performance by any Indemnified Person of its obligations under this Commitment Letter or any Finance Document;

(c)	the use of proceeds of the Facility; and

(d)	any breach by the Borrower of any of the terms of this Commitment Letter,

except to the extent that such Loss resulted primarily from (a) the gross negligence or wilful misconduct of such Indemnified Person, (b) any breach by such Indemnified Person of any term of this Commitment Letter or any confidentiality undertaking with any of your shareholders or any member of the Group, (c) any wilful breach by such Indemnified Person of any applicable law or (d) claims of an Indemnified Person solely against one or more other Indemnified Persons and not arising out of any act or omission by you, any of your shareholders, any member of the Group or any affiliate thereof.

7.2	You undertake to pay (or to procure payment) to each Indemnified Person within 10 Business Days of demand an amount equal to any cost or expense (including legal fees) incurred by such Indemnified Person in connection with investigating, preparing, pursuing or defending any action, claim, suit, investigation or proceeding arising out of, in connection with or based on any of the matters set forth in paragraph 7.1, whether or not any Indemnified Person is a party.

7.3	We shall not have any duty or obligation, whether as fiduciary for any Indemnified Person or otherwise, to recover any payment made under paragraph 7.1 or 7.2.

7.4	You agree that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or any of your affiliates for or in connection with anything referred to in paragraph 7.1 except for (a) any breach of this Commitment Letter or the Facility Agreement or (b) any such liability for losses, claims, damages or liabilities incurred by you or any of your affiliates that in each case resulted primarily from the gross negligence or wilful misconduct of that Indemnified Person. No Indemnified Person shall be responsible or have any liability to you or any of your affiliates or anyone else for consequential losses or damages.

7.5	Each Indemnified Person shall, to the extent legally permissible and reasonably practicable and (in the determination of such Indemnified Person) not reasonably expected to materially prejudicial to the interests of such Indemnified Person, consult with you in connection with the conduct of any defence in connection with any action, claim, suit, proceeding or investigation against such Indemnified Person in respect of which such Indemnified Person seeks indemnification under paragraph 7.1 or 7.2. On the date on which the Facility Agreement becomes effective, your obligations under this paragraph 7 shall terminate and be superseded by the relevant terms of the Facility Agreement and this paragraph 7 shall cease to have effect, (in each case) to the extent that equivalent indemnities are given by you under the Facility Agreement and provided that nothing shall prejudice any accrued rights and/or claims under this paragraph 7 at the time when this paragraph 7 is so terminated or superseded.

7.6	All payments to be made by you under this Commitment Letter:

(a)	shall be paid in the currency specified in this Commitment Letter (or, if not so specified, as specified in the applicable invoice(s) for such payment(s)) and in immediately available, freely transferable cleared funds to such account(s) with such bank(s) as we or the applicable Indemnified Person (as the case may be) notify to you from time to time;

(b)	shall be paid without any deduction or withholding for or on account of tax (a “Tax Deduction”) unless a Tax Deduction is required by law. If a Tax Deduction is required to be made by law, the amount of the applicable payment due from you shall be increased to an amount which (after making such Tax Deduction) leaves an amount equal to such payment which would have been due if no such Tax Deduction had been required; and

(c)	are exclusive of any value added tax or similar charge (“Indirect Tax”). If any Indirect Tax is chargeable in respect of any such payment, you shall also and at the same time pay to the recipient of such payment an amount equal to the amount of such Indirect Tax.

8	FEES AND EXPENSES

8.1	You shall pay to us a non-refundable commitment issuance fee in the amount of US$[*] on the date of this Commitment Letter (or such later day as may be agreed by us).

8.2	You shall, within 10 Business Days of written notice from any of us or our legal advisors, pay (or procure payment of) all reasonable costs and expenses (including legal fees in the amount agreed with you) incurred by us or any of our affiliates in connection with the negotiation, preparation, printing and execution of this Commitment Letter or any Finance Document.

8.3	Your obligations under paragraph 8.2 above shall be effective whether or not the Facility Agreement or any other Finance Document is signed or any utilisation is made thereunder and whether or not the Acquisition Closing occurs.

9	Confidentiality

9.1	The parties acknowledge that the terms and conditions of this Commitment Letter are confidential and are not to be disclosed to or relied upon by anyone else, except disclosure of such terms and conditions or a copy of any of them is permitted to the extent made as follows:

(a)	to the Target Group and the current direct or indirect owners and management of the Target Group or any of their affiliates and their respective officers, directors, employees, investors and advisors or any of their affiliates on a “need to know” and confidential basis for purposes of the Acquisition;

(b)	to any of your affiliates, your shareholders, us or to any of your or our respective officers, directors, employees, attorneys, accountants, agents, investors, auditors, agents and advisors on a “need to know” and confidential basis for purposes of the Acquisition and/or the Facility;

(c)	to any person to the extent required by law, regulation, rule or applicable governmental, regulatory or administrative authority (including any applicable stock exchange and the US Securities and Exchange Commission) or court, or required pursuant to any legal, arbitral or administrative proceedings or process (in which case, the disclosing party agrees to inform the other party promptly thereof, to the extent permitted by applicable laws);

(d)	in connection with any preservation or enforcement of rights under this Commitment Letter;

(e)	by us on a “need to know” and confidential basis to any potential transferee or assignee of us who has been made aware of and agrees to be bound by the obligations under this paragraph 9;

(f)	to any person by any party to the extent that such information becomes publicly available other than by reason of the violation of this paragraph 9 by any party; or

(g)	to any person by any party if the other party consents.

9.2	Notwithstanding anything to the contrary in this Commitment Letter, on the date the Facility Agreement become effective, our obligations under this paragraph 9 shall automatically terminate and be superseded by the terms of the Facility Agreement.

10	No announcements

Each of the parties shall not make, and shall cause each of its affiliates not to make, any public announcement regarding the Acquisition or the Facility without the prior consent of the other party (such consent not to be unreasonably withheld or delayed), except to the extent required by law, regulation, rule or competent governmental or regulatory authority (including any competent stock exchange and the US Securities and Exchange Commission) or court. On and after the date on which the Acquisition is publicly announced or disclosed, we shall have the right, at our own expense, to disclose our participation in the Facility, including without limitation, the placement of “tombstone” advertisements in financial and other newspapers, journals and in marketing materials.

11	Other roles

11.1	You acknowledge that we and our affiliates may provide debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you or your affiliates may have conflicting interests regarding the transactions contemplated by this Commitment Letter, the Acquisition and otherwise.

11.2	You and we acknowledge that we or any of our affiliates may act in more than one capacity in relation to the transactions contemplated by this Commitment Letter and/or the Acquisition, and may have conflicting interests in respect of such different capacities.

11.3	We shall not use confidential information obtained from you or any of your affiliates by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you and your affiliates in connection with the performance by it of services for other companies, or furnish any such information to any such other companies.

11.4	You acknowledge that we have no obligations to use in connection with the transactions contemplated by this Commitment Letter or the Acquisition, or to furnish to you or any of your affiliates, confidential information obtained from any other source.

11.5	You further acknowledge that we and our affiliates are or may be a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, each such party may provide investment banking and other financial services to any person, and/or acquire, hold or sell (at its sole discretion), for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of any of your shareholders, any member of the Target Group, any member of the Group and other companies or entities with which any Obligor or any member of the Target Group or the Group may have commercial or other relationships.

11.6	You further acknowledge and agree that you are responsible for making your own independent judgment with respect to the transactions contemplated by this Commitment Letter and the process leading thereto. Additionally, you acknowledge and agree that we have not advised or are not advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated by this Commitment Letter.

12	Assignment or transfer

No party hereto may assign or transfer any of its rights or obligations under this Commitment Letter without the prior written consent of the other party.

13	TERMINATION

13.1	Subject to paragraph 14 (Survival), this Commitment Letter shall terminate with immediate effect upon the earlier of:

(a)	us giving you notice terminating our obligations under this Commitment Letter, provided that such notice may only be given if you inform us in writing that you are withdrawing your offer for the Acquisition or are otherwise abandoning the Acquisition;

(b)	the date falling 12 months after the date of this Commitment Letter;

(c)	the first Utilisation Date; and

(d)	you giving us notice terminating your obligations under this Commitment Letter and such obligations shall terminate immediately upon written notice to us from you, if you have requested (acting reasonably and in good faith) amendments and/or supplements to this Commitment Letter, the Finance Documents and any other documents delivered thereunder or in relation thereto (including the Acquisition Documents) in connection with the Minimum Cash Deposit that are necessary for the success of your bid for the Target, to implement or complete the Acquisition or have arisen as part of the negotiations with the Target in connection with the Acquisition, and we have not consented (to the extent required) to such amendments and/or supplements and we have sent you a notice in writing confirming our refusal to provide such consent.

13.2	You shall promptly notify us of any withdrawal by you of your offer for the Ordinary Shares, the abandonment of the Acquisition by you or the occurrence of any event or circumstance falling within paragraph 13.1(a).

14	SURVIVAL

14.1	The terms of paragraph 2 (Grant of Mandate), paragraph 3 (Information), paragraph 6 (Execution of Finance Documents) (insofar as it relates to any Finance Document that is to be executed after execution of the Facility Agreement and that has not yet been entered into), paragraph 7 (Undertaking to Pay) (to the extent specified in paragraph 7.5), paragraph 8 (Fees and Expenses), paragraph 9 (Confidentiality) (to the extent of your obligations thereunder), paragraph 10 (No Announcements) to paragraph 12 (Assignment or Transfer), and this paragraph 14 to paragraph 19 (Integration) inclusive shall survive and continue after the date the Facility Agreement becomes effective.

14.2	Without prejudice to paragraph 14.1, paragraph 7 (Undertaking to Pay) to paragraph 18 (Governing Law) (except for paragraph 13 (Termination)) inclusive shall survive and continue after any termination or expiry of this Commitment Letter, whether as a result of paragraph 13 (Termination) or otherwise.

15	Miscellaneous

15.1	No waiver or amendment of any provision of this Commitment Letter shall be effective unless it is in writing and signed by all of the parties to this Commitment Letter.

15.2	Our failure to exercise or our delay in exercising any right or remedy shall not constitute a waiver of such right or remedy or a waiver of any other rights or remedies and no single or partial exercise of any right or remedy shall preclude any further exercise thereof, or the exercise of any other right or remedy. Except as expressly provided in this Commitment Letter, our rights and remedies contained in this Commitment Letter are cumulative and not exclusive of any rights or remedies provided by law.

15.3	We may delegate, by prior written notice to you, any or all of our rights and obligations under this Commitment Letter to any of our subsidiaries or affiliates (each a “Delegate”) and may designate any Delegate as responsible for the performance of any of its appointed functions under this Commitment Letter provided that we shall remain liable to you for the performance of such rights and obligations by its Delegate and for any loss or liability suffered by you as a result of such Delegate’s failure to perform such obligations. Each Delegate may rely on this Commitment Letter.

15.4	Except for any Indemnified Person, a person who is not a party to this Commitment Letter has no right to enforce or to enjoy the benefit of any term of this Commitment Letter under the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the Laws of Hong Kong). The Commitment is given for your benefit only and may not be relied upon by any other person.

15.5	Notwithstanding any other term of this Commitment Letter, the consent of any person who is not a party to this Commitment Letter is not required to rescind or vary this Commitment Letter at any time.

15.6	None of the provisions of this Commitment Letter constitutes us a fiduciary, advisor or agent of the Borrower, any of your shareholders, any member of the Group or the Target Group or any affiliate of any of the foregoing.

15.7	Without prejudice to our obligations under this Commitment Letter, you acknowledged that we have no obligation on whether the Acquisition Agreement can be executed, or whether the Acquisition can be completed successfully.

16	COUNTERPARTS

This Commitment Letter may be executed in any number of counterparts, and this has the same effect as if the signatures and/or execution on such counterparts were on a single copy of this Commitment Letter.

17	Notices

17.1	Any communication to be made under or in connection with this Commitment Letter shall be made in writing and, unless otherwise stated, may be made by fax, letter or email.

17.2	Notices and communications to be given to you by us under this Commitment Letter shall be sent to:

Name:	Redacted

Address:	Redacted

Attention:	Redacted

Email:	Redacted

or such other facsimile no., other address, other email address and/or details as may from time to time be notified by you to us.

17.3	Notices and communications to be given by you to us under this Commitment Letter shall be sent to:

Name:	Redacted

Address:	Redacted

Attention:	Redacted

Email:	Redacted

Fax:	Redacted

or such other facsimile no., other address, other email address and/or details as may from time to time be notified by us to you.

18	GOVERNING LAW

18.1	This Commitment Letter is governed by Hong Kong law.

18.2	The courts of Hong Kong have exclusive jurisdiction to settle any dispute arising out of or in connection with this Commitment Letter.

19	INTEGRATION

19.1	This Commitment Letter sets out the entire agreement between you and us as to providing the Facility and supersede any prior oral and/or written understandings or arrangements between the parties hereto relating to the Facility or the financing of the Acquisition.

19.2	Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement with respect to the subject matter contained herein or therein (including an obligation to negotiate in good faith), in each case subject to and in accordance with the terms of this Commitment Letter.

This Commitment Letter shall become effective as of the date of this Commitment Letter. We look forward to working with you on this transaction.

Yours faithfully,

For and on behalf of

Industrial Bank Co., Ltd. (a joint stock company incorporated in the People’s Republic of China with limited liability) Hong Kong Branch as Original Lender

/s/ Meng Qingbo
Name: Meng Qingbo
Title: Deputy Chief Executive

/s/ Zhou Wenru
Name: Zhou Wenru
Title: Deputy General Manager

We hereby agree to the terms of the above letter.

For and on behalf of

Superior Technologies Mergersub Limited

as Borrower

/s/ Liang Meng
Name: Liang Meng
Title: Director
Date: 11 December 2023

APPENDIX A

PROJECT SUPERIOR – TERM SHEET